UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DOTRONIX, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

258564 10 3

(CUSIP Number)

Terry L. Myhre, 1401 W 76th Street, Richfield, MN  55423

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258564 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TERRY L. MYHRE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,100,000 SHARES

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,100,000 SHARES

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2% [based on last 10-QSB outstanding shares]

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.05 per share (“Common Stock”), of Dotronix, Inc. The principal executive offices of the Company are located at 160 First Street SE, New Brighton, MN 55112.

Item 2.	Identity and Background
(a) Name: Terry L. Myhre
(b) Business Address: 1401 W. 76th Street, Richfield, MN 55423
(c) Mr. Myhre is President of the Minnesota School of Business, 1401 W 76th St. Richfield, MN 55423 and Chairman/CEO of Broadview Media, Inc., 4455 West 77th Street, Edina, MN 55435.
(d) Mr. Myhre has not, during the last five years, been convicted in a criminal proceeding.

(e)    During the last five years Mr. Myhre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Myhre is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

On April 7, 2004, Mr. Myhre was granted an option to purchase 1,000,000 shares of Common Stock from the Estate of William S. Sadler and Minnesota Aviation, Inc. (the “Estate Option”) and a warrant to purchase 100,000 shares of Common Stock from the Issuer (the “Warrant”).  Both grants were made in connection with Mr. Myhre agreeing to extend a line of credit of $450,000 to the Issuer.  On June 28, 2004, Mr. Myhre used personal funds in the amount of $50,000 to purchase 1,000,000 shares upon exercise of the Estate Option, and on June 30, 2004, Mr. Myhre used personal funds in the amount of $10,000 to purchase 100,000 shares upon exercise of the Warrant

Item 4.	Purpose of Transaction

This Schedule 13D is being filed to report that Mr. Myhre’s beneficial ownership has exceeded 5% based on the fact that within 60 days of April 7, 2004, he had the right to acquire up to 1,000,000 shares of the Issuer’s Common Stock upon exercise of the Estate Option and the right to acquire 100,000 shares of the Issuer’s Common Stock upon exercise of the Warrant, both of which Mr. Myhre has subsequently exercised. At some future time, Mr. Myhre may decide that it is desirable to seek to acquire, or to participate in acquiring, the Company or to seek to control or further influence the management and policies of the Company.  At the present time, Mr. Myhre has made no definite decision to seek to acquire, or to participate in acquiring, the Company.  Mr. Myhre anticipates that he may express his opinion or concern from time to time and may take appropriate action to support any management or other proposed transactions that may be consistent, and to resist any management or other proposed transactions that may be inconsistent, with his goals as an investor in the Company.  Depending on the same factors, Mr. Myhre may decide in the future to sell all or part of his investment in the Dotronix Common Stock.

Item 5.	Interest in Securities of the Issuer

Upon the acquisition and subsequent exercise of the Estate Option and the Warrant, Mr. Myhre beneficially owns 1,100,000 shares of Common Stock of the Issuer representing 19.2% of the outstanding shares of Common Stock of the Issuer.  Mr. Myhre has sole voting and dispositive power over all of the Common Stock currently owned by him.  Except as described in Item 4 above, he has not engaged in any other transaction during the past 60 days in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Myhre (“Grantee”) and the Estate of William S. Sadler and Minnesota River Aviation, Inc. (“Grantors”) entered into an Option Agreement dated April 7, 2004, attached hereto as Exhibit A, whereby Grantors agreed to grant Grantee an option to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.05 per share, exercisable immediately and expiring on November 5, 2010.

On April 7, 2004, Mr. Myhre agreed to lend Dotronix, Inc. $450,000 pursuant to a Loan Agreement dated April 7, 2004, attached hereto as Exhibit B.  Pursuant to the Loan Agreement and as additional consideration for the loan, the Company issued the warrant to Mr. Myhre to purchase 100,000 shares of Common Stock at an exercise price of $0.10 per share, exercisable immediately and expires on April 7, 2011.  The warrant is attached hereto as Exhibit C.

Item 7.	Material to Be Filed as Exhibits
A. Option Agreement B. Loan Agreement C. Warrant

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2004
Date
/s/ Terry L. Myhre
Signature
TERRY L. MYHRE
Name/Title

#2995345\2

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EXHIBIT A

OPTION AGREEMENT

This AGREEMENT, dated as of April 7, 2004 (this “Agreement”), is entered into by and among Terry L. Myhre, an individual resident of the State of Minnesota (“Grantee”), the William S. Sadler Estate (the “Estate”), and Minnesota River Aviation, Inc., a Minnesota corporation (“MRAI,” and together with the Estate, the “Grantors”).

WHEREAS, the Estate and MRAI are holders of 574,159 and 704,800 shares of common stock, par value $0.05 per share (the “Common Stock”), of Dotronix, Inc., a Minnesota corporation (the “Company”), respectively.

WHEREAS, the Grantors have agreed to grant to Grantee an option to purchase shares of Common Stock, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
STOCK OPTION

Section 1.01.  Grant of Stock Option.  The Grantors hereby grant Grantee an irrevocable option (collectively, the “Option”) to purchase, in the aggregate, up to 1,000,000 shares of Common Stock (as the same may be adjusted from time to time pursuant to Section 1.05, the “Optioned Shares”) at a purchase price of $0.05 per Optioned Share (the “Purchase Price”), subject to the terms and conditions provided herein.

Section 1.02.  Exercise of Option.  (a) Subject to the conditions below and as set forth in 1.03 hereof, Grantee may exercise the Option, in whole or in part, at any time or from time to time on any business day after the date hereof and prior to 5:00 p.m., Minneapolis time, on November 5, 2010 (the “Expiration Date”). If Grantee wishes to exercise the Option for all or some of the Optioned Shares, Grantee shall send a written notice (the “Exercise Notice”) to the Grantors specifying the total number of Optioned Shares that Grantee wishes to purchase pursuant to such exercise and the place (which shall be within the State of Minnesota), the date of purchase (which shall be not less than one nor more than 20 business days after the date of the Exercise Notice, and no later than the Expiration Date), and the time for the closing of such purchase.  Each closing of a purchase of Optioned Shares (a “Closing”) shall take place at the place, on the date (the “Closing Date”) and at the time designated by Grantee in the Exercise Notice; provided, however, that if, at any Closing Date, the conditions set forth in Section 1.04 shall not have been satisfied (or waived by the Grantors), Grantee may postpone the Closing until a date within five business days after such conditions are satisfied (but no later than the Expiration Date).

(b)           The number of Optioned Shares that Grantee wishes to purchase pursuant to each Exercise Notice shall be allocated between the Grantors based upon mutual agreement of the Grantors.  If the Grantors cannot mutually agree upon such allocation prior to a given Closing, the Optioned Shares with respect to such Closing shall be allocated first to the Estate and then to MRAI; provided, however, that in no event shall more than an aggregate of 574,159 shares of

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Common Stock be allocated to the Estate.  The obligations of each Grantor pursuant to this Agreement are several and not joint.

(c)           Grantee shall not be under any obligation to deliver any Exercise Notice and may allow the Option to terminate without purchasing any Optioned Shares hereunder; provided, however, that once Grantee has delivered to the Grantors an Exercise Notice, subject to the terms and conditions of this Agreement, Grantee shall be bound to effect the purchase as described in such Exercise Notice.

(d)           The Purchase Price for the Optioned Shares to be purchased upon any exercise of the Option shall be payable, at Grantee’s option, in cash or a cashier’s check.

Section 1.03.  Closing.  At each Closing, (a) each Grantor shall deliver to Grantee a certificate or certificates representing the Optioned Shares to be purchased from such Grantor at such Closing (in the amount as provided in in Section 1.02(b) hereof), in each case duly endorsed or accompanied by stock powers duly executed in blank and (b) Grantee shall deliver to Grantors the Purchase Price for such Optioned Shares.

Section 1.04.  Conditions to Grantors’ Obligations.  The obligation of Grantors to sell Optioned Shares at any Closing is subject to the following conditions:

(a)           The representations and warranties of Grantee contained in Article 3 shall be true and correct at and as of the Closing Date as if made at and as of such date, and the Grantors shall have received a certificate signed by Grantee to the foregoing effect; and

(b)           There shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining the purchase and sale of such Optioned Shares at the Closing.

Section 1.05.  Adjustment Upon Change in Capital Stock.  In the event of any change in the Company’s capital stock by reason of any stock dividend, stock split, reverse stock split, stock combination, recapitalization, reclassification, exchange of securities, or extraordinary or liquidating dividend or distribution, or in the event of any merger, reorganization, or consolidation to which the Company is a party but is not the surviving entity, then the number and kind of shares or securities subject to the Option and the Purchase Price (but not the total purchase price for all Optioned Shares) shall be appropriately and equitably adjusted so that Grantee shall receive, upon exercise of the Option, and payment of the same total purchase price, the number and class of shares or other securities or property that Grantee would have received in respect of the Optioned Shares purchasable upon exercise of the Option if the Option had been exercised immediately prior to such event.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF GRANTORS

Each Grantor severally represents and warrants to Grantee that:

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Section 2.01.  Power and Authority; Binding Effect.  Such Grantor has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery, and performance by such Grantor of this Agreement and the consummation by such Grantor of the transactions contemplated hereby (i) have been duly authorized by such Grantor and no other action on the part of such Grantor is necessary to authorize the execution, delivery, or performance by such Grantor of this Agreement and the consummation by such Grantor of the transactions contemplated hereby and (ii) require no action by or in respect of, or filing with, any governmental body, agency, or official.  This Agreement has been duly executed and delivered by such Grantor and is a valid and binding agreement of such Grantor, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, or other similar laws relating to creditors’ rights generally.

Section 2.02.  Valid Title.  Such Grantor is the sole beneficial owner of the Optioned Shares allocated to such Grantor with no restrictions on the Grantor’s rights of disposition pertaining thereto.  At each Closing, such Grantor will convey good title to the Optioned Shares being purchased free and clear of any and all claims, liens, charges, encumbrances, and security interests.

Section 2.03.  Exception to Representations and Warranties.  Notwithstanding anything to the contrary contained elsewhere in this Agreement, neither Grantor makes any representation or warranty as to whether the grant or the exercise of the Option requires approval by the board of directors or the shareholders of the Company pursuant to Minnesota Statutes, Section 302A.671, or as to whether any such approval has been obtained.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GRANTEE

Grantee represents and warrants to each of the Grantors:

Section 3.01.  Power and Authority.  Grantee has all requisite power and authority to enter into this Agreement and to perform Grantee’s obligations hereunder.  The execution, delivery, and performance by Grantee of this Agreement, including the exercise of the Option and purchase of the Optioned Shares hereunder, (i) have been duly authorized by Grantee and no other action on the part of Grantee is necessary to authorize the execution, delivery, or performance by Grantee of this Agreement and the consummation by Grantee of the transactions contemplated hereby and (ii) require no action by or in respect of, or filing with, any governmental body, agency, or official.  This Agreement has been duly executed and delivered by Grantee and is a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, or other similar laws relating to creditors’ rights generally.

Section 3.02.  Investment Representations.

(a)           Concurrently with the execution and delivery of this Agreement, Grantee is entering into certain separate transactions directly with the Company.  In connection with those transactions, Grantee has requested and received from the Company such information concerning the Company as he has deemed necessary or appropriate for the purpose of entering into such transactions and for the purpose of entering into this Agreement.  Grantee represents and

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warrants that he is not relying on any statements or representations made by either Grantor, other than those set forth in Article 2 above, in entering into this Agreement.  Grantee represents and warrants that he is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act.

(b)           Grantee understands and acknowledges that neither Grantor is making any representation or warranty to Grantee concerning whether the Grantors might be deemed “affiliates” of the Company for purposes of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or whether Grantor, upon the execution and delivery of this Agreement or upon his exercise of the Option granted hereunder, might be deemed such an “affiliate.”  Grantor further understands and acknowledges that neither the Option nor the Optioned Shares have been registered under the Securities Act or any state securities laws, and that neither the Option nor the Optioned Shares may be transferred by Grantee except pursuant to an available exemption from the registration requirements of the Securities Act and such state securities laws or pursuant to such registration.  Grantee agrees that he shall not transfer the Option or any Optioned Shares except pursuant to such an exemption or registration, and shall not transfer the Option except pursuant to Section 4.05 hereof.

ARTICLE 4
MISCELLANEOUS

Section 4.01.  Expenses.  Each party hereto agrees to pay the out-of-pocket expenses incurred by such party in connection with the transactions contemplated hereby.

Section 4.02.  Further Assurances.  Grantee and the Grantors will each execute and deliver or cause to be executed and delivered all further documents and instruments and take all such further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

Section 4.03.  Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or three (3) days following deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified, or one (1) day following timely deposit with a reputable overnight courier with next day delivery instructions (including, but not limited to, Federal Express, DHL or UPS), at the address indicated below or at such other address as such party may designate by ten (10) days’ advance written notice to the other parties.

To Grantee:	Terry L. Myhre
9691 101st Street North
Stillwater, MN 55082

With a copy to;	Robert W. Junghans
2 Skillman Lane
North Oaks, MN 55127

To Grantors:	Minnesota River Aviation, Inc.
1370 West Ryan Avenue

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Roseville, MN 55113

William S. Sadler Estate
1370 West Ryan Avenue
Roseville, MN 55113

Section 4.04.  Amendments and Waivers.  This Agreement may not be modified, amended, altered, or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.  Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the party against whom the waiver is to be effective.

Section 4.05.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; and, provided, further, that the Estate may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement pursuant to the Will of William S. Sadler, Deceased, without the consent of the other parties hereto, provided, that the transferee of such rights or obligations signs an agreement to be bound and abide by the terms of this Agreement and that Grantee is notified of the name and address of the transferee.

Section 4.06.  Governing Law.  This Agreement shall construed in accordance with and governed by the law of the State of Minnesota without giving effect to the principles of conflicts of laws thereof.

Section 4.07.  Jurisdiction.  Any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof may be brought exclusively in the courts of the State of Minnesota or of the United States of America for the District of Minnesota, and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts.  The parties further irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the parties at their addresses referred to in Section 4.03.  The parties hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the aforementioned courts and hereby further irrevocably waive and agree, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 4.08.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.09.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the

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signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as of the date hereof when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 4.10.  Saturdays, Sundays, Holidays, Etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday within the State of Minnesota, then such action may be taken or such right may be exercised on the next succeeding weekday not a legal holiday.

Section 4.11.  Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provisions were so excluded and the balance shall be enforceable in accordance with its terms.

Section 4.12.  Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

GRANTEE:

/s/ Terry L. Myhre
Terry L. Myhre

GRANTORS:

MINNESOTA RIVER AVIATION INC., a Minnesota corporation

By	/s/ Dorothy E. Sadler
Dorothy E. Sadler, Vice President

WILLIAM S. SADLER ESTATE

By	/s/ Dorothy E. Sadler
Dorothy E. Sadler, Personal Representative

By	/s/ Jill D. Sadler
Jill D. Sadler, Personal Representative

By	/s/ Kurt T. Sadler
Kurt T. Sadler, Personal Representative

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EXHIBIT B

LOAN AGREEMENT

April 7, 2004

Dotronix, Inc.

160 First Street SE

New Brighton, MN 55112-7894

Dear Ladies and Gentlemen:

The undersigned (“Lender”) agrees to lend to Dotronix, Inc. (“Borrower”) $450,000, as described in this Agreement.

Loan, Interest and Fees.

1.1           The Loan.  Subject to the terms and conditions of this Agreement, Lender will make loans to the Borrower (collectively, the “Loan”) from time to time from the date hereof until April 7, 2005, during which period the Borrower may repay and reborrow in accordance with the provisions hereof, provided, that the aggregate unpaid principal amount of all outstanding loans under this Agreement shall not exceed $450,000 at any time.  Each time the Borrower desires to obtain a loan advance pursuant to this agreement, such request by the Borrower shall be in writing (which may be by facsimile), or by telephone promptly confirmed in writing, and must be given so as to be received by the Lender not later than 11:00 a.m., Minneapolis time, on the date at least 2 business days prior to the date of the requested advance.  Each request for an advance shall specify (i) the borrowing date (which shall be a business day), and (ii) the amount of such advance.  The Lender will make the amount of the requested advance available to the Borrower, in immediately available funds not later than 5:00 p.m., Minneapolis time, within 2 business days after the date requested.  If, at any time, or for any reason, the principal amount outstanding under this agreement exceeds $450,000, the Borrower shall immediately pay to the Lender, in cash, the amount of such excess.  Any requested advance that would increase the principal outstanding amount of the Loan to an amount greater than $450,000 will be denied by Lender.

1.2           The Note.  The Loan shall be evidenced by a note (as hereafter amended, extended, renewed or replaced, the “Note”).  All unpaid principal and all interest accrued on the Note shall be due and payable on April 7, 2005.  The parties agree that the Note shall replace the demand notes issued by Borrower to Lender in the principal amount of $30,000 each dated September 4, 2003, November 19, 2003 and January 7, 2004 for a total principal amount of $90,000 and the demand note issued to Borrower to Lender in the principal amount of $45,000 dated January 21, 2004 (all such notes collectively referred to herein as the “Demand Notes”).  Under the outstanding Demand Notes, an aggregate amount of $135,000 has been advanced as of the date of this Agreement.  The Lender acknowledges that no interest payments are outstanding, due and payable under any of the Demand Notes as of the date of this Agreement.

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1.3           Interest.  The principal balance of the Loan shall bear interest equal to five percent (5%) per annum as set forth in the Note, payable as set forth in the Note.

1.4           Optional Prepayments.  Borrower may prepay the Loan, in whole or in part, at any time, without premium or penalty.

1.5           Payments.  Payments of principal, interest, fees and expenses hereunder and under the Note shall be made without set-off or counterclaim in immediately available funds not later than 5:00 p.m., Minneapolis time, on the dates called for under this Agreement at the address of Lender set forth in Section 6.3.  Funds received on any day after such time shall be deemed to have been received on the next business day.  Whenever any payment would be due on a day which is not a business day, such payment shall be made on the next succeeding business day and such extension of time shall be included in the computation of any interest or fees.

1.6           Collateral Security.  As security for the prompt satisfaction of Borrower’s obligations under the Loan, Borrower grants to Lender a lien on, and a security interest in, all personal property of Borrower whether now owned or existing or hereafter acquired by the Borrower and wherever located, as more fully described in the Security Agreement dated of even date herewithin (the “ Security Agreement”).

1.7           Warrant.  As additional consideration for the Loan, Borrower will issue to Lender a warrant for the purchase of one hundred thousand (100,000) shares of Borrower’s common stock at an exercise price of $0.10 per share in the form acceptable to the Lender (the “Warrant”).

Conditions Precedent.  The obligation of Lender to make any Loan advance hereunder shall be subject to the satisfaction of the conditions precedent that Lender shall have received all of the following, in form and substance satisfactory to Lender, each duly executed (as hereafter amended, modified, extended, renewed or replaced, the “Loan Documents”):

(a)           the Note, in exchange for which Lender shall return the Demand Notes to Borrower for cancellation;

(b)           a Subordination Agreement given by the Estate of William S. Sadler (the “Estate”) in form acceptable to the Lender;

(c)           the Warrant;

(d)           the Security Agreement;

(e)           the Borrower shall amend its New Brighton lease in form acceptable to Lender;

(f)            an Option Agreement by and among the Lender, the Estate and Minnesota River Aviation, Inc., and

(g)           such other instruments, documents and agreement as Lender shall reasonably require.

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Representations and Warranties.  To induce Lender to enter into this Agreement, and to make Loan advances hereunder, Borrower represents and warrants to Lender:

1.7           Validity.  The Loan Documents constitute the legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with their terms.

1.8           No Conflict; No Default.  The execution, delivery and performance by Borrower of the Loan Documents will not result in a breach of or constitute a default under any indenture, loan or credit agreement or any other agreement, lease or instrument to which Borrower is a party or by which it or any of its properties may be bound.

1.9           Financial Statements and Condition.  Borrower has made available to the Lender, in the form filed with the SEC (excluding any exhibits thereto), (i) its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, and (ii) its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, (the forms, reports, and other documents referred to in clauses (i) and (ii) above being referred to herein, collectively, as the “Borrower SEC Reports”).  To the best of Borrower’s knowledge, the Borrower SEC Reports (i) were or will be prepared in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

1.10         Litigation and Contingent Liabilities.  There are no material actions, suits or proceedings pending or, to the knowledge of Borrower, threatened against or affecting Borrower before any court, arbitrator, governmental department or other instrumentality and Borrower has no material contingent liabilities.

Covenants.  Borrower covenants and agrees with Lender that for so long as there is any amount remaining unpaid on the Note, or Lender has any obligation to make any Loan hereunder, Borrower will comply with the following:

1.11         Financial Statements.  Furnish to Lender such financial information with respect to Borrower as Lender may reasonably request from time to time.

1.12         Access to Records.  Permit Lender to discuss Borrower’s affairs, finances and accounts with officers of Borrower, all at such reasonable times and as often as Lender may reasonably request.

1.13         Reimbursement of Expenses.  Promptly reimburse Lender for any and all expenses of collection of the Loan, including reasonable attorneys’ fees.

1.14         Representation of Lender.  Lender represents that he is an “Accredited Investor” as defined in Rule 501(a) of Regulation D under the Act based upon the Lender being an individual with total assets in excess of $1,000,000. Furthermore, Lender acknowledges and represents that:

(a)           He has received and reviewed the Borrower SEC Reports;

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(b)           He is able to bear the economic risk of the transaction described in this Agreement;

(c)           He understands the risk of investment in Borrower;

(d)           Neither the Note nor the Warrant have been registered under the Securities Act of 1933, as amended (the “Act”) or state securities laws; and

(e)           The Note and Warrant are being purchased by the Lender for his own account and for investment and without the intention of reselling or redistributing the same, and that if Lender should determine to dispose or transfer the Note or Warrant, he will not do so without (1) obtaining an opinion of counsel satisfactory to Borrower that such proposed disposition or transfer may lawfully be made without registration under the Act, or (2) such registrations are in effect.

Miscellaneous.

1.15         Binding Effect.  The parties hereto agree that this Agreement shall be binding upon and inure to the benefit of their respective heirs, successors in interest and assigns.

1.16         Governing Law.  This Agreement and the rights and obligations of the parties hereunder and under the Note and any other documents delivered herewith shall be construed in accordance with and governed by the substantive laws (but not the laws of conflict) of the State of Minnesota.  Borrower hereby consents to the jurisdiction of the courts of the State of Minnesota and federal courts located in the State of Minnesota for any actions brought hereon or on the Note.

1.17         Notices.  Any notices required or contemplated hereunder shall be effective upon the placing thereof in the United States mails, certified mail and with return receipt requested, postage prepaid, and addressed as follows:

If to Borrower:	Dotronix, Inc.
160 First Street SE
New Brighton, MN 55112-7894
Attn: Robert V. Kling, CFO

If to Lender:	Terry L. Myhre
9691 North 101st Street
Stillwater, MN 55082

Copy to:
Robert W. Junghans
2 Skillman Lane
North Oaks, MN 55127

1.18         No Waivers.  No failure or delay on the part of Lender in exercising any right, power or privilege hereunder and no course of dealing between Borrower and Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power, or

4

privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

1.19         Accounting Terms.  All accounting terms not otherwise specifically defined in this Agreement shall be construed in accordance with generally accepted accounting principles consistently applied.

LENDER:

/s/ Terry L. Myhre
Terry L. Myhre

Accepted and agreed to as of the date above.

DOTRONIX, INC.

By:	/s/ Robert V. Kling
Robert V. Kling
Its: Chief Financial Officer

ACCEPTANCE AND ACKNOWLEDGMENT

The undersigned hereby consents to the foregoing Loan Agreement and acknowledges that all contingencies and conditions precedent to the effectiveness of the Agreement to Extend and Amend Loan and Security Agreement among the undersigned and Borrower dated November 5, 2003 have been fully satisfied.

THE ESTATE OF WILLIAM S. SADLER, by its personal representatives

/s/ Dorothy E. Sadler
Dorothy E. Sadler, and

/s/ Jill D. Sadler
Jill D. Sadler, and

/s/ Kurt T. Sadler
Kurt T. Sadler

5

EXHIBIT C

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY AND ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED OR SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION THAT IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND FROM THE REGISTRATION AND QUALIFICATION REQUIREMENTS OF APPLICABLE STATE SECURITIES LAWS, OR IN A TRANSACTION EFFECTED PURSUANT TO SUCH REGISTRATION AND QUALIFICATION.

DOTRONIX, INC.

(a Minnesota corporation)

WARRANT TO PURCHASE 100,000 SHARES

OF COMMON STOCK, PAR VALUE $0.05 PER SHARE

THIS CERTIFIES THAT, for value received, Terry L. Myhre or his permitted transferees (the “Holder”) is entitled to subscribe for and purchase 100,000 shares (the “Shares”) of fully paid and nonassessable common stock, par value $0.05 per share (“Common Stock”) of Dotronix, Inc., a Minnesota corporation (the “Company”) at the Warrant Exercise Price as determined in accordance with the terms hereof, which shall initially be equal to $0.10 per share, subject to the provisions and upon the terms and conditions hereinafter set forth.

1.             Term.  The purchase right represented by this Warrant is exercisable, in whole or in part, at any time and from time to time commencing on the date hereof and ending at the close of business on April 7, 2011.

2.             Method of Exercise; Payment; Issuance of New Warrant.  Subject to Paragraph 1 hereof, the purchase right represented by this Warrant may be exercised by the Holder, in whole or in part and from time to time, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit 1 duly executed) at the principal office of the Company and by the payment to the Company, by check, of an amount equal to the then applicable Warrant Exercise Price (as defined in Paragraph 4) per share multiplied times the number of Shares then being purchased. The person or persons in whose name(s) any certificate(s) representing the Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the shares represented thereby (and such shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.  In the event of any exercise of the rights represented by this Warrant, certificates for the shares of stock so purchased shall be delivered to the Holder as soon as is reasonably practicable and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder as soon as is reasonably practicable.

3.             Stock Fully Paid; Reservation of Shares.  The Company agrees that all Shares issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all preemptive rights, taxes, liens and charges with respect to the issue thereof; provided, that the Company shall not be required to pay any withholding taxes with respect to the issue of shares or any transfer taxes with respect to the issue of shares in any name other than that of the registered holder hereof.  During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.  The Company shall at all times take all such action and obtain all such permits or orders as may be necessary to enable the Company lawfully to issue such shares of Common Stock as duly and validly issued, fully paid and nonassessable shares upon exercise in full of this Warrant by Holder.

4.             Adjustment of Warrant Exercise Price and Number of Shares.  The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events as set forth in this Paragraph 4:

(a)  If the Company at any time divides the outstanding shares of its Common Stock into a greater number of shares (whether pursuant to a stock split, stock dividend or otherwise), and conversely, if the outstanding shares of its Common Stock are combined into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such division or combination shall be proportionately adjusted to reflect the reduction or increase in the value of each such share of Common Stock.

(b)  If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of the Company’s Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for such Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, the Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this warrant and in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, other securities or assets as would have been issued or delivered to the Holder if Holder had exercised this Warrant and had received such shares of Common Stock immediately prior to such reorganization, reclassification, consolidation, merger or sale.  The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder at the last address of the Holder appearing on the books of the Company the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase.

(c)  Except as provided in paragraph (d) below, if and whenever the Company shall (i) issue or sell any shares of Common Stock for a consideration per share less than the Warrant Exercise Price in effect immediately prior to the time of such issuance or sale, (ii) issue or sell any warrants, options or other rights to acquire shares of Common Stock at a purchase price less than the Warrant Exercise Price in effect immediately prior to the time of such issuance or sale, or (iii) issue or sell any other securities that are convertible into shares of Common Stock for a purchase or exchange price less than the Warrant Exercise Price in effect immediately prior to the time of such issuance or sale, then, upon such issuance or sale, the Warrant Exercise Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (A) an amount equal to the sum of (I) the number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the then existing Warrant Exercise Price and (II) the consideration, if any, received by the Company upon such issue or sale plus the consideration to be received by the Company upon the exercise of such stock purchase rights by (B) an amount equal to the sum of (I) the number of shares of Common Stock outstanding immediately prior to such issue or sale and (II) the number of shares of Common Stock thus issued or sold or issuable or saleable upon the exercise of such purchase rights or the conversion of such convertible securities; provided, however, that in the event that any such purchase right expires or is terminated prior to the exercise of this Warrant, the Warrant Exercise Price shall be recalculated by deleting such purchase right, and provided further, that if an adjustment is made to the Warrant Exercise Price as a result of the issuance or sale of any such purchase rights or convertible securities, no further adjustment shall be made to the Warrant Exercise Price at the time such purchase rights are exercised or convertible securities are converted.

(d)  Notwithstanding the provisions of paragraph (c) above, no adjustment shall be made in the Warrant Exercise Price as a result of (i) the exercise of options or warrants to purchase Common Stock or other derivative securities exercisable for shares of Common Stock that are outstanding at the date of this Warrant; (ii) the exercise of the warrant to purchase 385,000 shares of Common Stock to be granted to the estate of William S. Sadler as of the date of this Warrant, (iii) the grant of options to purchase Common Stock or the grant of restricted stock and other similar equity-based compensation awards pursuant to stock option and incentive plans which have been approved by the Company’s board of directors, or the exercise of such options or awards or (iv) the issuance of additional warrants in substantially the form of this Warrant pursuant to the Company’s borrowing arrangements with Terry L. Myhre, or the exercise of such warrants.

(e)  If the Company takes any other action, or if any other event occurs, which does not come within the scope of the provisions of paragraphs (a) through (c) above but which should result in an adjustment in the Warrant Exercise Price and/or the number of shares subject to this Warrant in order to fairly protect the purchase rights of the Holder, an appropriate adjustment in such purchase rights shall be made by the Company.

(f)  Upon each adjustment of the Warrant Exercise Price, the Holder shall thereafter be entitled to purchase, at the Warrant Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Warrant Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Warrant Exercise Price resulting from such adjustment.

(g)  Upon any adjustment of the warrant exercise price, the Company shall give written notice thereof to the Holder stating the warrant exercise price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

5.             No Fractional Shares.  No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the market price of such shares as of the close of business on the exercise date.

6.             No Privilege of Stock Ownership.  Prior to the exercise of this Warrant, the Holder shall not be entitled, by virtue of holding this Warrant, to any rights of a stockholder of the Company, including (without limitation) the right to vote or to receive dividends or other distributions.

7.             Transferability.  This Warrant may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except in a transaction that is exempt from the registration requirements of the Securities Act and from the registration and qualification requirements of applicable state securities laws, or in a transaction effected pursuant to such registration and qualification.

8.             No Registration Rights; Legend.  The Company is not obligated to register this Warrant or any of the shares of Common Stock issuable hereunder pursuant to the Securities Act of 1933 or any state securities laws.  Any certificates representing shares of Common Stock issued hereunder shall bear a restrictive legend in such form and substance as counsel to the Company advises the Company is required under applicable securities laws.

9.             Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to the Holder at its address as shown on the books of the Company or to the Company at the address indicated therefor on the signature page of this Warrant.

10.           Binding Effect on Successors.  This Warrant shall be binding upon any corporation succeeding the Company by merger or consolidation.  All of the covenants and agreements of the Company contained herein shall inure to the benefit of the permitted transferees of the Holder.

11.           Descriptive Headings. All descriptive headings contained herein are for convenience only and shall not be construed as part of this Warrant.

12.           Governing Law.  This Warrant shall be governed by the laws of the State of Minnesota, without reference to its principles of conflicts of laws.

13.           Amendments and Waivers.  Any term of this Warrant may be amended, and the observance of any term of this Warrant may be waived (either generally or in a particular instance, and either retroactively or prospectively), only with the written consent of the Company and the Holder.  Any such amendment or waiver shall be binding on the Company and the Holder and any permitted transferee of this Warrant.

DOTRONIX, INC.

By:	/s/ Robert V. Kling

Title: Chief Financial Officer
Address:
160 First Street S.E.
New Brighton, Minnesota 55112

Dated:  April 7, 2004

Exhibit 1 to Stock Purchase Warrant

NOTICE OF EXERCISE

Dotronix, Inc.

160 First Street S.E.

New Brighton, Minnesota 55112

Ladies and Gentlemen:

                                                                 (the “Holder”) hereby elects to purchase, pursuant to the provisions of that Stock Purchase Warrant dated as                                                 registered in the name of the Holder (the “Warrant”),                            shares of Common Stock, par value $0.05 per share, of Dotronix, Inc., a Minnesota corporation.  The Holder hereby surrenders the Warrant and delivers herewith a check in payment of the Warrant Exercise Price payable for such shares pursuant to the Warrant.

Please issue a certificate or certificates representing said shares of Common Stock registered in the name of the Holder.  If the number of shares set forth above is less than the full number of shares issuable pursuant to the Warrant, also please issue a new Warrant registered in the name of the Holder for the balance of the shares issuable pursuant to the Warrant.

Dated:                               , 20

[Holder]

By:

Name:

Title:

Address:

Tax I.D. No.: